

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 10, 2008

Mr. Konstantin Tsirulnikov
President and Executive Officer
Sunrise Energy Resources, Inc.
950 Third Avenue, Suite 501
New York, NY 10022

> **Re:** **Sunrise Energy Resources, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed May 13, 2008**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed August 20, 2008**
> **Response Letter Dated September 24, 2008**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed October 1, 2008**
> **File No. 001-11248**

Dear Mr. Tsirulnikov:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some comments, we may ask that you provide a written response. After reviewing your response, we may raise additional comments.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007, Filed October 1, 2008

Item 8A – Controls and Procedures

Management's Report on Disclosure Controls and Procedures, page 25

1.   We note you disclose management has concluded "the Company's disclosure controls and procedures were note adequate and effective…" Please note that

Item 307 of Regulation S-K does not contemplate the adequacy of disclosure controls and procedures. Accordingly, please remove from your disclosure the references to the adequacy of your disclosure controls and procedures.

Please also expand your disclosure to state why your management has concluded that the Company's disclosure controls and procedures are not effective (i.e. management's failure to perform and/or disclose their assessment of internal controls over financial reporting).

Management's Report on Internal Controls Over Financial Reporting, page 25

2.   We note in your amended filing that you disclose an identified material weakness relating to a shortage of resources in the accounting department. It is unclear from your disclosure what specific impact the resource shortage has on your internal controls over financial reporting. Please address each of the following:

- Expand your disclosure to address, in greater specificity, the nature and causes of identified material weaknesses, the affected controls and financial reporting functions, the degree to which a material weakness is pervasive or isolated, and the impacted financial statements, line items and disclosures.

- Expand your disclosure to include detailed and actionable remediation measures that you intend to undertake to address your deficiencies.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or me at (202) 551-3683 if you have questions regarding these comments.

Sincerely,

Jill Davis
Branch Chief